KPMG LLP
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Canada
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Consent of Independent Registered Public Accounting Firm
The Board of Directors
Westport Fuel Systems Inc.

We consent to the use of:
•our report dated March 13, 2023, on the consolidated financial statements of Westport Fuel Systems Inc. (the “Entity”) which comprise the consolidated balance sheets as at December 31, 2022 and December 31, 2021, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively the “consolidated financial statements”), and
•our report dated March 13, 2023, on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2022, each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2022.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-168847, No. 333-211726, and No. 333-248912) on Form S-8, (No. 333-253892) on Form F-10/A, and (No. 333-207523) on Form F-4/A of the Entity.

Chartered Professional Accountants

March 13, 2023
Vancouver, Canada

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.